

October 25, 2012

<u>Via E-mail</u>
Gary Wojtaszek
Chief Executive Officer
CyrusOne Inc.
1649 West Frankford Road
Carrollton, TX 75007

> **Re:** **CyrusOne Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 15, 2012**
> **File No. 333-183132**

Dear Mr. Wojtaszek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Portfolio, page 2

1.   We note your response to comments 7 and 9 of our letter dated September 4, 2012. Please revise the narrative on page 2 and throughout the prospectus to clarify that you do not own 14 buildings in which your data centers are located that account for 37% of your total annualized rent as of June 30, 2012. In addition, please explain to us how you calculate annualized effective rent, which gives effect to abatements, free rents and other straight-line adjustments, and why it is greater than annualized rent.

2.   We note footnote (b) on page 3 that annualized rent represents monthly contractual rent (defined as cash rent including reimbursements) under existing customer leases as of June 30, 2012, multiplied by 12. We also note your disclosure on page 103 that 26% of portfolio annualized rent will expire in the remainder of 2012. Please advise us (i) how providing annualized rent including reimbursements provides a more relevant measure of rent (including any trends) than a net number and (ii) how multiplying contractual rent as

of June 2012 by 12 is relevant when 26% of portfolio annualized rent will expire in the remainder of 2012. We may have further comment.

Summary Financial Data, page 16

3.   We note your response to comment 12 of our letter dated September 4, 2012. Please revise your disclosure to include the information provided in your response, including that you have not historically incurred any tenant improvement costs.

Dividend Policy, page 48

4.   Please revise your disclosure throughout to refer to "distributions" rather than "dividends" as we note your disclosure that you anticipate that your distributions may exceed your then-current and accumulated earnings and profits.

5.   We note that you are only estimating recurring capital expenditures and you are using an average over the past 18 months. When determining the amount to use for estimated capital expenditures you should use a period of 36 months to determine the average amount of capital expenditures and if you are estimating a greater amount over the next 12 months you need to use the expected capital expenditure amount. We note your response to comment 18 where you expect your capital expenditures to be approximately $240 million during 2012 with a portion of that being incurred during the first six months of 2012. If you believe you will be financing these estimated capital expenditures we would expect to see a cash outflow in investing activities and a corresponding cash inflow from financing activities. If this is the case tell us how you would finance these costs and whether you have a commitment from a lending institution.

6.   We note that you have added back "net increases (decreases) in contractual rent income" as an adjustment in your estimation of the initial cash available for distribution. Please revise your disclosure to add back any contractual expense increases such as increased taxes or insurance, if applicable.

7.   We note footnote (c) on page 50. Please tell us your basis for determining estimated variable expenses using your average NOI margin and explain how this margin is calculated.

Dilution, page 53

8.   We note your response to comment 15 of our comment letter dated September 4, 2012. Please include a table showing the relative contribution of the sponsors/affiliates of the predecessor and the new investors based on the book value of properties contributed in the formation transactions in the case of the sponsors/affiliates, and the cash contributions in the case of the new investors.

Liquidity and Capital Resources, page 76

9.   We note your response to comment 21 of our letter dated September 4, 2012 and the revised disclosure on page 77 that you will be released from the guarantee obligations concurrent with the related financing transactions and prior to or concurrent with this offering. Please revise to clarify whether the release from your guarantee of the $2.2 billion CBI debt is a condition to this offering. If not, please provide appropriate risk factor disclosure that describes the risks and consequences to you if you are not released from these guarantee obligations.

10.   We note your response to comment 22 of our comment letter dated September 4, 2012 where you state that the company "undertakes to include disclosure analyzing how the financial covenants in its indebtedness may restrict its ability to incur additional debt to finance its operations." We will monitor for this disclosure before effectiveness of the registration statement.

Lease Expiration, page 103

11.   We note that 27% of your total number of lease agreements were in automatic renewal. Please revise to briefly explain how this 27% is reflected in the lease expiration chart.

Note 4. Investing in Real Estate, page F-20

12.   We note your response to comment 32 and the revisions on page F-20. Please reconcile the narrative disclosure of $61.9 million of additions to buildings and improvements to the tabular disclosure of $104.2 million in real estate additions. We issue the same comment for the Schedule III disclosure on page F-51, where the narrative disclosure indicates $108.8 million, $160.1 million and $65.7 million for 2011, 2010 and 2009, respectively, while the table indicates $163.0 million, $181.3 million and $27.0 million, respectively for these periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Gary Wojtaszek
CyrusOne Inc.
October 25, 2012
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel